1 VEON Moves Forward with Kyivstar’s Landmark Nasdaq Listing; Signs Definitive Business Combination Agreement with Cohen Circle • Kyivstar, Ukraine’s largest digital operator, serves 24 million customers with fixed and mobile communication services. • Expected to be the only U.S.-listed pure play Ukrainian investment opportunity. • Consumer digital service portfolio includes healthcare platform Helsi with more than 28 million registered patients and streaming platform Kyivstar TV with 2 million monthly active users, while enterprise services include cloud, cybersecurity and AI solutions, and the software development business Kyivstar Tech. • Strong growth potential, including expansion into digital services and international partnerships such as Starlink direct-to-cell deployment. • Transaction assigns a pro-forma valuation of USD 2.21 billion to Kyivstar at closing. Kyiv, New York, Dubai and Philadelphia, 18 March 2025: VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON” or, together with its subsidiaries, the “VEON Group”), and Cohen Circle Acquisition Corp. I (“Cohen Circle”), a special purpose acquisition company (Nasdaq: CCIRU), today announced the signing of a business combination agreement (the “BCA”) that will result in the listing of JSC Kyivstar (“Kyivstar”), the leading digital operator in Ukraine, on the Nasdaq Stock Market (“Nasdaq”) in the United States. Following the completion of the business combination (the “Business Combination”), Kyivstar Group Ltd. (“Kyivstar Group”), the parent company of Kyivstar, will be listed on Nasdaq under the ticker symbol KYIV. VEON will own a minimum of 80% of the issued and outstanding equity of Kyivstar Group immediately following the closing of the Business Combination, which is expected to occur in Q3 2025 and is subject to the approval of Cohen Circle’s shareholders and other customary closing conditions. Additional information about the Business Combination, including an investor presentation, will be available on a Report of Foreign Issuer on Form 6-K to be furnished by VEON with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov. A copy of the BCA and the

2 investor presentation will be available on a Current Report on Form 8-K to be filed by Cohen Circle with the SEC and available at www.sec.gov. Management commentary “Kyivstar’s listing on Nasdaq will be more than a financial milestone—it will mark a defining moment for Ukraine’s economic future. As one of Ukraine’s largest private sector investors, VEON is proud to pioneer this historic step, offering U.S. and global investors a unique opportunity to support and participate in Ukraine’s economic growth and resilience,” said Augie K Fabela II, Chairman and Founder of VEON. “As part of VEON, Kyivstar has a strong track record of consistent performance, turning challenges into growth opportunities for Ukraine, for its customers, partners and team members. Investing in Kyivstar now becomes more directly accessible to international investors as Kyivstar progresses towards becoming a Nasdaq-listed company. We believe that Kyivstar’s strong financial profile, visionary strategy and robust governance structure, developed over many years as a VEON Group company, will be appealing to international investors,” said Kaan Terzioglu, VEON Group CEO. “Through the war, the Kyivstar team has succeeded in spearheading the resilience and rebuilding of Ukraine’s infrastructure while building the foundations of its future success as a leading digital services company in Ukraine. The progress towards Kyivstar’s listing will allow us to share this growth story with global investors. With our highly experienced and motivated team, we look forward to completing the Business Combination with Cohen Circle to embark on the next phase of Kyivstar’s growth,” said Oleksandr Komarov, CEO of Kyivstar. “Kyivstar is an inspiring business and a significant investment opportunity that stands to deliver growth for international investors as Ukraine moves into a rebuilding phase. We look forward to our partnership with Kyivstar’s highly experienced management team to bring this investment opportunity to the U.S. market,” said Betsy Cohen, Chairman and CEO of Cohen Circle Acquisition Corp. I. Advisors Rothschild & Co is acting as lead financial advisor and capital markets advisor to VEON. BTIG, LLC is acting as capital markets advisor to VEON. Cantor Fitzgerald & Co. is acting as the capital markets advisor to Cohen Circle. Latham & Watkins LLP and Sayenko Kharenko are serving as counsel to

3 VEON Group and Kyivstar. Morgan, Lewis & Bockius LLP and INTEGRITES are serving as counsel to Cohen Circle. About Kyivstar Kyivstar is Ukraine's largest communications operator, serving more than 23.0 million mobile subscribers and over 1.1 million home internet fixed line customers as of December 2024. The company provides services across a wide range of mobile and fixed line technologies, including 4G, Big Data, cloud solutions, cybersecurity, digital TV, and more. VEON, through Kyivstar, plans to invest USD 1 billion into the development of new telecom technologies in Ukraine over 2023-2027. Kyivstar has been operating in Ukraine for 27 years and is recognized as the largest taxpayer in the communications sector, a top-rated employer and a socially responsible company. For more information: www.kyivstar.ua About VEON VEON is a Nasdaq-listed digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. For more information visit: www.veon.com About Cohen Circle Cohen Circle Acquisition Corp. I is a special purpose acquisition company sponsored by investment firm Cohen Circle, LLC and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more technology and/or financial services businesses. Cohen Circle’s units, Class A ordinary shares and warrants are listed on the Nasdaq under the symbols “CCIRU,” “CCIR” and “CCIRW,” respectively. No Offer or Solicitation This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. THE DISSEMINATION, PUBLICATION OR DISTRIBUTION OF THIS COMMUNICATION IS PROHIBITED IN ANY JURISDICTION WHERE IT WOULD CONSTITUTE A VIOLATION OF THE RELEVANT APPLICABLE LAW.

4 Additional Information and Where to Find It In connection with the Business Combination, the combined company will file a registration statement, of which a proxy statement/prospectus will form a part, with the SEC. The definitive proxy statement/prospectus and other relevant documents will be sent or given to Cohen Circle’s shareholders as of a record date to be established for voting at Cohen Circle’s shareholder meeting relating to the Business Combination. Cohen Circle and the combined company may also file other documents regarding the Business Combination with the SEC. This press release does not contain all of the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Cohen Circle’s shareholders and other interested persons are advised to read, when available, the registration statement of the combined company and the proxy statement/prospectus which will form a part thereof and any amendments thereto and all other relevant documents filed or that will be filed in connection with the Business Combination, as these materials will contain important information about Kyivstar, VEON, Cohen Circle, the combined company and the Business Combination. The registration statement of the combined company and the proxy statement/prospectus which will form a part thereof and other documents that are filed with the SEC, once available, may be obtained without charge at the SEC’s website at www.sec.gov or by directing a written request to: Cohen Circle Acquisition Corp. I, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104. Participants in the Solicitation Cohen Circle, Kyivstar, certain shareholders of Cohen Circle, VEON and certain of Cohen Circle’s, Kyivstar’s and VEON’s respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the shareholders of Cohen Circle with respect to the Business Combination. A list of the names of such persons and information regarding their interests in the Business Combination will be contained in the registration statement of the combined company and the proxy statement/prospectus which will form a part thereof, when available. Shareholders, potential investors and other interested persons should read the registration statement of the combined company and the proxy statement/prospectus which will form a part thereof carefully when they become available and before making any voting or investment decisions. Free copies of these documents may be obtained from the sources indicated above, when available. Financial Information Presented

5 Kyivstar’s results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") and have not been externally reviewed and/or audited. The financial information included in this document is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period. Forward-Looking Statements This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “project,” “should,” “strategy,” “will,” “will be,” “will continue,” “will likely result,” “would” and similar expressions (including the negative versions of such words or expressions). Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to, among other things, the Business Combination, the expected timing of closing of the Business Combination, the expected impact of the Business Combination, including Kyivstar Group the first U.S.-listed pure play Ukrainian investment opportunity, potential investor interest and the percentage of VEON’s ownership interest in the equity of Kyivstar Group following the closing of the Business Combination. These statements are based on VEON, Cohen Circle and Kyivstar management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Kyivstar’s, Kyivstar Group’s, VEON’s or Cohen Circle’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this press release, including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the

6 termination of the Business Combination (including as a result of a termination of the BCA and/or any related agreements between the relevant parties); the outcome of any legal proceedings that may be instituted against Cohen Circle, Kyivstar or VEON, any of its subsidiaries or others following the announcement of the Business Combination; the inability to complete the Business Combination due to the failure to obtain the necessary shareholder approvals or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination or the Business Combination contemplated thereunder that may be required or appropriate as a result of applicable laws or regulations; the decision by the SEC to deem effective the Registration Statement; the ability to meet the Nasdaq listing standards upon closing of the Business Combination and admission of Kyivstar Group for trading on the Nasdaq; the risk that the Business Combination disrupts current plans and operations of VEON as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Kyivstar Group to grow, retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the escalation or de-escalation of war between Russia and Ukraine and other risks and uncertainties expected to be set forth in the Registration Statement to be filed by Kyivstar Group with the SEC. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON, Kyivstar and Cohen Cirlce cannot predict with accuracy and some of which neither VEON, Kyivstar nor Cohen Cirlce might not even anticipate. The forward-looking statements contained in this press release speak only as of the date of this release. VEON, Kyivstar and Cohen Cirlce do not undertake to publicly updateany forward- looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events, except as required by U.S. federal securities laws. No assurances can be made that the parties will successfully close the Business Combination, or close the Business Combination on the timeframe currently contemplated. The Business Combination is subject to the approval of Cohen Circle’s shareholders, the filing of the Registration Statement with and subsequent approval by the SEC, as well as other regulatory approvals and customary conditions to closing. Contact Information VEON   Hande Asik   Group Director of Communication & Strategy   pr@veon.com Faisal Ghori

7 Group Director of Investor Relations ir@veon.com Kyivstar Media and Investor Contact: Kyivstar@icrinc.com